

INVEST IN **LUNCH PAYMENTS**

A credit card experience for paper check transactions

LEAD INVESTOR

Gale Wilkinson

I am excited to invest in Lunch because: 1) A narrow focus on the academic vertical is a differentiated approach within the traditional factoring market and should improve the team's ability to successfully "land and expand." 2) Academic institutions are traditionally well-capitalized and have a reputation for being reliable with making payments, so the risk of the end-user not paying is limited. 3) The founding team has strong startup experience with complementary backgrounds in operations, product, and technical development. The team has a proven track record and we have enjoyed getting to know them. The company does not have a formal board but does have a great network that they lean on. Furthermore, investors from Financial Venture Studio have been great in offering advice and connections in the financial, regulatory, investment, and customer acquisition areas. The market is large. Colleges, universities, and K-12 schools account for nearly $1.4 trillion of academic spend every year. While these institutions are usually fairly solvent, often backed by government funding, recurring donations, and/or contributions from endowment funds, they are also laden with dense bureaucratic processes that make approving and paying vendors a lengthy and inefficient process. These institutions often wield significant buyer power, which limits vendors' ability to negotiate for faster payment terms and stresses their liquidity. Lunch provides immediate payments to vendors for their invoices that are outstanding with provides immediate payments to vendors for their invoices that are outstanding with academic institutions, charging a 5% flat transaction fee in return. This solution alleviates liquidity issues for vendors while providing immediate cash payments at a fraction of the cost associated with bank lines of credit and traditional receivables factoring solutions. The company has multiple offers on the table for the line of credit that it will use to pay vendors. The deal that the team is most excited about has $2M in committed capital and can scale up to $25M. The interest rate starts at 15.5% and decreases as Lunch scales. This is certainly expensive initial capital, but Lunch is charging a flat 5% rate to customers and collecting in under a month, giving Lunch a 60%+ annual return. With this initial capital, management feels confident that they can prove out the business model to banks that will replace the credit facility at a significantly lower rate. We believe that the company will hit its milestones, including: 1) Hit $1M in cumulative lending for factoring services. 2) Conduct $25M of monthly transaction volume. 3) Build self-service vendor onboarding functionality into the platform. 4) Process more than 10,000 invoices per month 5) Add 500 new vendors to the platform. We are excited about what we believe this team will accomplish, and we believe the company will exit to a credit card company, a credit reporting agency, or a payment company.

Invested $1,000 this round

Santa Monica CA   Software   Fin Tech   Payments

Highlights

1   🪰 On-boarded 3 large B2B vendors; processing $400K+ in payments monthly

2   🤝 Partnerships w/ key accelerators, marketplaces, Equifax give us robust vendor pipeline

2 🤝 Partnerships w/ key accelerators, marketplaces, Equifax give us robust vendor pipeline

3 🔑 Access to 1,450 vendors w/ $1.7B annual transaction volume thru partners

4 😰 More than $3.1T is trapped in receivables at any given time

5 💰 Scholastic market alone: $14B total addressable market

Our Team



Cullen Gallagher   Co-founder + CEO

Experienced leader and operator with a focus in launching and growing tech/media businesses.



Jason

We're building infrastructure for offline payments 💵



lunch



COMPANY PURPOSE

LUNCH is building the payment infrastructure for the offline economy

We combine collections and factoring for businesses in legacy industries dominated by paper check payments

Our platform digitizes offline payments to offer a credit card experience for paper check transactions

2



THE PROBLEM

Key Takeaway: Cash flow can make or break a business. A massive amount of payment processes are outdated, locking up capital. Our goal is to take the invoice-to-collections delay down to zero

More than	In 2020 businesses paid for	As a result, more than
80%	**$7.8T**	**$3.1T**
of commerce happens offline[1]	of goods in the U.S. with paper checks[2]	is trapped in receivables at any given time[3]



1. https://www.census.gov/retail/mrts/www/data/pdf/ec_current.pdf
2. https://www.federalreserve.gov/paymentsystems/check_commcheckcolannual.htm
3. https://www.pymnts.com/news/b2b-payments/2020/how-smbs-can-address-late-payments-before-they-happen/

CASH FLOW **AS A SERVICE**

Key Takeaway: Lunch's platform accelerates invoice collections and offers credit card-like instant payment for paper check transactions. Factoring risk is greatly lowered through the data advantage afforded by our vertical focus







RECEIVABLES **AUTOMATION**

Vendors offload receivables collection for a **monthly fee**. Lunch processes receivables for vendors, cutting collections times in half.

PAYMENT **SOFTWARE**

Lunch provides end-customers **free software** to manage payments to vendors. This consolidates transactions to one platform. Transaction **data** reduces Lunch's lending risk.

LUNCH **MONEY**

Lunch factors vendor invoices for a **flat rate** that is far less than traditional receivables factoring. Lower rates are a direct benefit of our **data** advantage.

4



VERTICAL **FOCUS**

Key Takeaway: Lunch's vertical focus lowers lending risk by building a complete picture of end-customers. The **scholastic market** is an ideal beachhead because schools utilize outdated, manual processes that we can automate. Risk of non-payment is incredibly low. This repeatable framework ports quickly to adjacent verticals

SCHOLASTIC **MARKET**

VENDORS

- Forced to manage hundreds of unique customer payment processes
- Protracted post-sale collections time
- Credit constrained + cash flow sensitive
- Priced out of bank loans/ credit lines

TAM

$14B

SCHOOLS

- Majority are government backed
- Funds are reliable but slow
- Work with hundreds of vendors
- Often prohibited from paying with credit cards
- Manual payment processes ripe for automation

5



OUR **SOLUTION**

Key Takeaway: Focusing on one vertical lets us underwrite receivables based on payers we already know rather than vendors we don't. This lowers factoring rates and boosts market adoption. Vendors improve cash flow. Schools simplify their payment processes by dealing with a single party – us. This interaction promotes two-sided network effects









5 More vendors 1 Vendor invoice supply



4   Additional sales targets
Increased factoring base

more data
=
higher market share + lower lending risk

2   Lunch A/R services

3   School payment + approved vendor lists



COMPANY **TRACTION**

Key Takeaway: Lunch has a robust pipeline of scholastic vendors through our partnerships with key accelerators and marketplaces. Together, these vendors give us access to every school in the country

Lunch has onboarded **3** large B2B vendors processing over **$400K** in payments each month

PARTNERSHIPS

ACCELERATOR		CREDIT REPORTING	MARKETPLACE
started		**EQUIFAX**	EdCuration
500+ Vendors	**50+**		**900** Vendors

Access to **1,450** vendors with **$1.7B** annual transaction volume

---



FUTURE **ROADMAP**

Key Takeaway: Lunch's roadmap evolves methodically with each phase building the data, revenue, and insights to grow our offerings

	1	**2**	**3**	**4**
PRODUCTS	receivables automation	factoring	adjacent verticals	securitization + smart contracts
OBJECTIVE	build transaction volume	leverage data to factor lowest rates	repeat playbook in adjacent industries	become industry clearinghouse

8

**The above slide contains forward-looking projections that are not guaranteed.*





WHY US
We are not first-time founders. We've started and built successful companies in the scholastic space before – living this cash flow problem firsthand.
We also have experience delivering operational excellence at high growth startups
Cullen Gallagher
Founder + CEO, REELY
General Manager, PlayVS
SVP, DJ2 Entertainment
C-17 Instructor Pilot, US Air Force
US Air Force Academy
UCLA Anderson School of Management
Cam Riley
Software Development Manager, Amazon
Senior Principal Software Engineer, Ticketmaster
Technical Manager, Lifelock
Software Engineering Lead, Shutterfly
University of New South Wales
Jason Friedberg
Operations + Product, PlayVS
Operations, Bird
University of Michigan,
Ross School of Business
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FUNDRAISE
This is an extremely large market opportunity with a low-risk beachhead, strong potential for scale, and an experienced, operationally rigorous team. Decisive investment spins up the flywheel quickly
$2M
$1M Debt Facility | $1M Equity
USE OF FUNDS
Factoring – $1M cumulative lending
Volume – $25M monthly transaction volume
Product – Self-service vendor onboarding
Operations – Processing >10,000 invoices/month
Growth – Add 500 new vendors to platform
tremendous addressable market | consistent revenue streams | low future dilution | lucrative low-risk beachhead
10

Forward-looking projections cannot be guaranteed.

**A max of $107K is being raised through Wefunder*

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